FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-09225

H.B. FULLER COMPANY THRIFT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY THRIFT PLAN

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY THRIFT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:	/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
June 25, 2010

H.B. FULLER COMPANY THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Cash equivalents	$1,132,563	$1,270,285
Investments, at fair value	162,003,697	124,511,374
Employer contributions receivable	97,619	146,883
Accrued income	263	2,522

Total assets	163,234,142	125,931,064

Liabilities:
Trade settlements payable	555,396	208,288

Net assets available for benefits, at fair value	162,678,746	125,722,776

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(48,902)	1,695,062

Net assets available for benefits	$162,629,844	$127,417,838

See accompanying notes to financial statements.

H.B. FULLER COMPANY THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions:
Contributions:
Participant contributions	$5,746,622
Employer contributions	3,117,638

Total contributions	8,864,260

Investment income:
Interest	460,444
Dividends	1,075,061
Net appreciation in fair value of investments	33,331,351
Other income	367,603

Total investment gain	35,234,459

Total additions	44,098,719

Deductions:
Participant distributions and withdrawals	(8,754,770)
Administrative expense	(131,943)

Total deductions	(8,886,713)

Net increase in net assets available for benefits	35,212,006

Net assets available for benefits:
Beginning of year	127,417,838

End of year	$162,629,844

See accompanying notes to financial statements.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1) Description of the Plan

The following brief description of the H.B. Fuller Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a) General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c) Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. All qualified employees are immediately eligible for the Employer matching contribution. To become a participant in the Plan, an employee must agree to make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 25 percent subject to a statutory maximum of $16,500 for 2009. Participants who are age 50 or older, or who will become age 50 during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount you may contribute during 2009 is $5,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s election. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Common Stock. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

All employees hired or rehired after January 1, 2007 who are not eligible to participate in any defined benefit pension plan are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of credited service to the Employer, or upon age 65, disability, death or termination of the Plan.

(d) Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(e) Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, with at least 10 years of eligible service, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f) Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo Minnesota, N.A. prime rate at the time of the loan (3.25 percent at December 31, 2009). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2009 had interest notes ranging from 3.25 percent to 9.5 percent and mature at various dates through 2024. Principal and interest are repaid ratably through payroll deductions.

(h) Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2009 and 2008 were $190,276 and $25,315, respectively. Forfeitures of $73,999 were used to reduce Employer contributions for the year ended December 31, 2009.

(i) Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(j) Plan Amendments and Other Plan Changes

Effective January 1, 2008, the Plan was amended to allow H.B. Fuller Company employees of the Roanoke Companies Group (RCG) to participate in the Plan. Roanoke was purchased by the company in March of 2006. Prior to the amendment, the Roanoke employees were eligible to participate in the RCG 401(k) Plan. The assets remaining in the RCG 401(k) Plan will be transferred to the H.B. Fuller Company Thrift Plan.

Effective July 1, 2008, the Plan was amended to prohibit the transfer of funds into the H.B. Fuller Stock Fund from another investment fund within seven days after last transferring funds out of the H.B. Fuller Stock Fund and into another investment fund.

Effective January 1, 2009, the Plan was amended to add section 2.45 pertaining to default elective deferrals.

Effective January 1, 2009, the Plan was amended to include a new section relating to automatic enrollment for qualified employees that are eligible to participate in the Plan.

Effective June 1, 2009, the Plan was amended to accept Roth Contributions made on behalf of Participants.

Effective December 18, 2009, Subsection 2.14(B) of the Plan which relates to “Eligible Earnings” was amended. Also Section 2.35 “Qualified Employee” was deleted and a new paragraph was inserted.

Effective January 10, 2010, Subsection 4.1(B)(2) of the Plan which relates to “Pre-Tax Contributions” was amended. This Subsection discusses the automatic contribution arrangement.

Effective as of January 1, 2007, Subsection 4.1(B)(6) was amended in its entirety. This Subsection relates to “Pre-Tax Contributions.”

Subsection 4.1(B)(7) of the Plan which relates to “Pre-Tax Contributions” was amended in its entirety. This amendment is effective with respect to hardship withdrawals that are taken after May 19, 2009.

Effective January 1, 2010, Subsection 7.1(C) of the Plan which relates to “Hardship Withdrawals from Pre-Tax Contribution Account” was amended.

Subsection (D) was added to Section 7.2 of the Plan. This relates to “Other In-Service Withdrawals” and is effective January 1, 2010.

The final two sentences of Subsection 10.1(A) of the Plan were deleted and new sentences are inserted. This Subsection relates to “Time of Distribution.” This is effective as of January 1, 2007.

Effective January 1, 2008, Subsection 10.8(C)(3) of the Plan now includes a sentence on Roth IRA.

Effective January 1, 2007, Subsection 10.8(C)(4) of the Plan which relates to “Direct Rollovers” was amended.

Effective January 1, 2008, Subsection 11.5(A) of the Plan was amended. This Subsection relates to “Earnings on Excess Contributions.”

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The portion of the first sentence of Subsection 6(D) of Appendix A of the Plan which relates to Protective Treatments, Inc. was amended. This is effective as of January 1, 2007.

Subsection 6(F) was added to Appendix A of the Plan and is effective as of January 1, 2008. This Subsection relates to Protective Treatments, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b) Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair value of the pooled, common and collective trust funds is based on the fair value of the underlying investments as determined by the issuer of the pooled, common and collective trust funds. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the pooled, common and collective trust as well as the adjustment of the investment in the pooled, common and collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

(c) Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d) Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e) Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(f) Concentration of Market Risk

At December 31, 2009 and 2008, approximately 32 percent and 31 percent of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g) Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h) Participant Loans

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.”

(i) Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(j) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(k) Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(3) Investments

Investments, at contract value, include the following at December 31, 2009 and 2008:

	2009		2008
H.B. Fuller Company common stock**, 2,291,827 and 2,454,341 shares, respectively	$52,139,064	*	$39,539,434	*
Wells Fargo Advantage Index Fund, 369,720 and 365,971 shares, respectively	15,021,734	*	11,952,629	*
Wells Fargo Stable Return Fund, 698,596 and 715,216 shares, respectively	32,417,626	*	32,096,734	*
Wells Fargo Advantage Growth Balanced Fund, 393,423 and 399,145 shares, respectively	8,848,075	*	7,096,794	*
Wells Fargo Advantage Small Company Growth Fund 291,556 and 285,745 shares, respectively	5,734,897		3,826,125
PIMCO Total Return Bond Fund 946,727 and 650,007 shares, respectively	10,224,649	*	6,591,074	*
Janus Twenty Fund 142,167 and 141,558 shares, respectively	8,756,071	*	6,085,560
Wells Fargo S&P MidCap Index Fund 101,020 and 96,948 shares, respectively	5,863,217		4,113,514
Van Kampen Comstock Fund 271,541 and 260,682 shares, respectively	3,749,985		2,828,397
Vanguard Target Retirement Fund 7,468 shares	79,084		—
Vanguard Target Retirement 2005 Fund 21 shares	231		—
Vanguard Target Retirement 2020 22,267 shares	444,449		—
Vanguard Target Retirement 2030 8,438 shares	162,945		—
Vanguard Target Retirement 2040 2,588 shares	49,306		—
Vanguard Target Retirement 2050 192 shares	3,674		—
Vanguard Target Retirement 2010 28,064 shares	575,863		—
Vanguard Target Retirement 2015 100,915 shares	1,141,353		—
Vanguard Target Retirement 2025 25,323 shares	286,651		—
Vanguard Target Retirement 2035 4,960 shares	57,631		—
Vanguard Target Retirement 2045 5,812 shares	69,859		—

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

MFS International Growth Fund 229,495 and 225,995 shares, respectively	5,310,522	3,826,099
Dodge & Cox International Stock Fund 206,328 and 196,955 shares, respectively	6,571,542	4,313,316
Goldman Sachs Small Cap Value Fund 65,954 and 51,695 shares, respectively	2,172,540	1,338,390
Participant loans receivable	2,273,827	2,598,370

	$161,954,795	$126,206,436

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.
**	Non-participant directed investment, see note 4.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $33,331,351 as follows:

H.B. Fuller Company Common Stock*	$16,325,558
Wells Fargo Stable Return Fund	1,050,886
PIMCO Total Return Bond Fund	566,368
Janus Twenty Fund	2,583,337
Wells Fargo S&P Midcap Index Fund	1,580,220
Van Kampen Comstock Fund	730,138
MFS International Growth Fund	1,414,382
Dodge & Cox International Stock Fund	1,942,136
Goldman Sachs Small Cap Value Fund	420,156
Vanguard Target Retirement Fund	2,809
Vanguard Target Retirement 2020	26,715
Vanguard Target Retirement 2030	8,015
Vanguard Target Retirement 2040	7,229
Vanguard Target Retirement 2050	60
Vanguard Target Retirement 2010	15,917
Vanguard Target Retirement 2015	74,767
Vanguard Target Retirement 2025	23,026
Vanguard Target Retirement 2035	3,225
Vanguard Target Retirement 2045	4,230
Wells Fargo Mutual Funds	6,552,177

$33,331,351

*	Non-participant –directed investment, see note 4

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(4) Non-participant-directed Investments

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the non-participant-directed investments is as follows at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits:
H.B. Fuller Company Common Stock	$52,139,064	$39,539,434
Cash	1,132,563	1,173,869
Accrued Income	263	2,522

	$53,271,890	$40,715,825

Year Ended December 31, 2009
Changes in net assets:
Contributions	$2,246,152
Interest	10,316
Dividends	623,861
Other income (expense)	(2,260)
Net appreciation of investments	16,325,558
Participant distribution and withdrawals	(2,067,263)
Net transfers to participant directed investments	(4,579,557)
Administrative expense	(742)

$12,556,065

(5) Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

(6) Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2009 amounted to $39,257,371 and $42,395,346, respectively. The fair value of H.B. Fuller Company common stock was $52,139,064 and $39,539,434 at December 31, 2009 and 2008, respectively.

The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. During 2009, the Trustee made purchases and sales of such securities amounting to $46,126,771 and $46,510,300, respectively.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Participant loan balances were $2,273,827 and $2,598,370 at December 31, 2009 and 2008, respectively.

(7) Fair Value Measurements

The following tables present information about our financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2009:

Description	Total	Level 1	Level 2	Level 3
Assets:
Investments	$162,003,697	$121,400,125	$38,329,745	$2,273,827

As of December 31, 2008:

Description	Total	Level 1	Level 2	Level 3
Assets:
Investments	$124,511,374	$87,397,818	$34,515,186	$2,598,370

The changes in Level 3 assets measured at fair value on a recurring basis summarized as follows:

Balance, January 1, 2009	$2,598,370
Purchases and repayments, net	(324,543)

Balance, December 31, 2009	$2,273,827

(8) Subsequent Events

On May 10, 2010, The Benefit Plans Committee approved the change of trustee and administrator from Wells Fargo to JPMorgan Chase. The change will be effective in the Fall of 2010.

The Plan has evaluated subsequent events through the date the financial statements were issued. No other subsequent events have taken place that meet the definition of a subsequent event that requires disclosure in this filing.

H.B. FULLER COMPANY THRIFT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

EIN 41-0268370

Plan Number 003

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description	Units/ Shares	(d) Cost	(e) Current value
*	Wells Fargo Minnesota, N.A.	H.B. Fuller Company Common Stock	2,291,827	$43,923,228	$52,139,064
*	Wells Fargo Minnesota, N.A.	Advantage Index Fund Mutual Fund	369,720	**	15,021,734
*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, and Collective	698,596	**	32,466,528
*	Wells Fargo Minnesota, N.A.	Advantage Growth Balanced Fund Mutual Fund	393,423	**	8,848,075
*	Wells Fargo Minnesota, N.A.	Advantage Small Company Growth Fund, Mutual Fund	291,556	**	5,734,897
	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Mutual Fund	946,727	**	10,224,649
	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Mutual Fund	142,167	**	8,756,071
*	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund Pooled, Common and Collective	101,020	**	5,863,217
	Wells Fargo Minnesota, N.A.	Van Kampen Comstock Fund Mutual Fund	271,541	**	3,749,985
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement Fund, Mutual Fund	7,468	**	79,084
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2005 Fund, Mutual Fund	21	**	231
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2020 Fund, Mutual Fund	22,267	**	444,449
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2030 Fund, Mutual Fund	8,438	**	162,945
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2040 Fund, Mutual Fund	2,588	**	49,306
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2050 Fund, Mutual Fund	192	**	3,674
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2010 Fund, Mutual Fund	28,064	**	575,863
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2015 Fund, Mutual Fund	100,915	**	1,141,353
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2025 Fund, Mutual Fund	25,323	**	286,651
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2035 Fund, Mutual Fund	4,960	**	57,631
	Wells Fargo Minnesota, N.A.	Vanguard Target Retirement 2045 Fund, Mutual Fund	5,812	**	69,859
	Wells Fargo Minnesota, N.A.	MFS International Growth Fund Mutual Fund	229,495	**	5,310,522
	Wells Fargo Minnesota, N.A.	Dodge & Cox International Stock Fund, Mutual Fund	206,328	**	6,571,542

	Wells Fargo Minnesota, N.A.	Goldman Sachs Small Cap Value Fund, Mutual Fund	65,954	*	*	2,172,540
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.5%, due at various dates through 2024		$—		2,273,827

		Total investments				$162,003,697

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.

Schedule II

H.B. FULLER COMPANY THRIFT PLAN

Schedule H, line 4j — Schedule of Reportable Transactions*

Year ended December 31, 2009

EIN 41-0268370

Plan Number 003

Five percent of series of transaction by security issue:

	Number of		Total dollar amount		Transaction cost	Expenses Incurred	Net Gain/(Loss)
Security issue	Purchases	Sales	Purchases	Sales
H.B. Fuller Company	81		$39,257,371		$39,257,371	$48,166
Common Stock		50		$42,395,343	45,535,458	51,144	$(3,140,115)

Wells Fargo Stable Return	109		41,520,476		41,520,476
Fund, Pooled, Common and Collective		123		42,250,467	41,288,325		962,142

Wells Fargo Short Term	172		68,279,104		68,279,104
Investment Fund		192		68,416,821	68,416,821		—

PIMCO Total Return Bond Fund	111		4,619,295		4,619,295
Mutual Fund		75		2,002,215	1,985,192		17,023

Five percent of series of transaction by broker:

Broker	Description	Principal Cash	Expense Incurred with Transaction	Transaction Cost	Net Gain/(Loss)

RBC Dain Rauscher Inc.	H.B. Fuller Common Stock Fund, Common Stock	$9,228,018	$11,014	$9,326,856	$(98,838)

JP Morgan Securities Inc.	H.B. Fuller Common Stock Fund, Common Stock	17,028,826	23,444	18,160,110	(1,131,284)

Merrill Lynch Pierce Fenner	H.B. Fuller Common Stock Fund, Common Stock	14,277,500	16,663	14,262,715	14,785

Pershing	H.B. Fuller Common Stock Fund, Common Stock	7,828,576	8,796	8,324,650	(496,074)

*	Transactions or series of transactions in excess of 5 percent of the Plan’s assets at January 1, 2009, as defined in 29 CFR 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ER1SA.

See accompanying report of independent registered public accounting firm.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY THRIFT PLAN

Date: June 25, 2010	By:	/S/ DOUGLAS S. PARR
(Plan administrator)